Exhibit 99.1
Qiao Xing Universal’s Subsidiary Qiao Xing Mobile Announces Pricing of Initial Public
Offering on New York Stock Exchange
     HUIZHOU, China, May 3 /Xinhua-PRNewswire-FirstCall/— Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today announced that its major subsidiary Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), a leading domestic manufacturer of mobile handsets in China, has priced its initial public offering of 13,333,334 ordinary shares at a price to the public of US$12 per share. The shares are being listed on the New York Stock Exchange under the ticker symbol “QXM”.
     The offering consists of 12,500,000 ordinary shares to be issued by Qiao Xing Mobile and an additional 833,334 ordinary shares to be offered by the selling shareholders. The underwriters may also purchase up to an additional 2,000,000 ordinary shares from Qiao Xing Mobile at the public offering price, less the underwriting discounts and commissions payable by the Company, to cover over-allotments. When the IPO is consummated, Qiao Xing Universal will still maintain a majority stake in QXM. Qiao Xing Mobile intends to use the net proceeds from this offering to repay shareholder loans to its parent company, Xing, as well as to make loans or capital contributions to CECT for funding capacity expansion and purchase of equipment for its new manufacturing facility in Huizhou, Guangdong Province, China. The remaining net proceeds will be used for other general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that the company believes will complement its current operations and its expansion strategies. Qiao Xing Mobile will not receive any of the proceeds from the sale of ordinary shares by any of the selling shareholders.
     UBS Investment Bank is the sole bookrunner for the offering. The offering of the securities is made only by means of a prospectus that contains detailed information about the Company and management, as well as financial statements, copies of which may be obtained from UBS Investment Bank, Prospectus Department, c/o Clint Lauriston, 299 Park Avenue, New York, NY 10171. The company’s agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.
     The U.S. Securities and Exchange Commission has declared Qiao Xing Mobile’s registration statement regarding these securities to be effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall any securities be offered or sold in the United States absent registration or an exemption from registration, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     About Qiao Xing Mobile Communication
     Qiao Xing Mobile Communication is a leading developer, manufacturer, and marketer of sophisticated mobile telephone handsets in China, based primarily on Global System for Mobile Communication, or GSM, global cellular technologies. It sells its phones to Chinese national and provincial distributors under the brand name, CECT. Incorporated in 2002 in the British Virgin Islands, Qiao Xing Mobile conducts substantially all of its business through its operating subsidiary in China, CECT Co., Ltd., or CECT, in which it has a 93.4% interest. In November 2006, Qiao Xing Mobile became a wholly owned subsidiary of Qiao Xing Universal Telephone, Inc., which is listed on Nasdaq as XING.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
Ma Tao
Qiao Xing Mobile Communication
Tel: +86-10-6250-1706
Email: matao@cectelecom.com
Jane Liu
Christensen
Tel: +852-9757-3640
Email: jliu@ChristensenIR.com
Christopher Gustafson
Christensen
Tel: +1-212-618-1978
Email: cgus@ChristensenIR.com
     SOURCE Qiao Xing Universal Telephone, Inc